02037720

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of **May, 2002**

MERCURY PARTNERS & COMPANY INC.

(Exact Name of Registrant as specified in its charter)

Suite 613, 375 Water Street, Vancouver, British Columbia, Canada V6B 5C6
(604) 689-7565
(Address and telephone number of Registrant's executive office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

[X] Form 20-F [__] Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_______________).

MERCURY PARTNERS & COMPANY INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)

DECEMBER 31, 2001

DAVIDSON & COMPANY — Chartered Accountants — A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Mercury Partners & Company Inc.

We have audited the consolidated balance sheets of Mercury Partners & Company Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"

Chartered Accountants

Vancouver, Canada

February 13, 2002

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

MERCURY PARTNERS & COMPANY INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollars)
AS AT DECEMBER 31

	2001	2000
ASSETS		
Cash and cash equivalents	$ 301,383	$ 1,099,651
Marketable securities (Note 4)	394,346	1,176,939
Loans, notes and receivables (Note 5)	1,015,982	630,716
	1,711,711	2,907,306
Long-term investments (Note 6)	931,575	-
Capital assets (Note 7)	20,699	27,493
	$ 2,663,985	$ 2,934,799
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable and accrued liabilities	$ 92,649	$ 128,947
Marketable securities sold short (Note 8)	70,360	3,609
	163,009	132,556
Shareholders' equity		
Capital stock (authorized - unlimited number of common shares; issued and outstanding – 8,183,733 shares at December 31, 2001 and 4,532,623 shares at December 31, 2000)	3,456,139	2,608,777
Additional paid-in capital	971,859	-
Less: Treasury stock – 2,250,219 (2000 – 200) common shares	(1,294,050)	(2,180)
Retained earnings (deficit)	(632,972)	195,646
	2,500,976	2,802,243
	$ 2,663,985	$ 2,934,799

Organization and operations (Note 1)

Contingencies (Note 12)

Commitments (Note 13)

On behalf of the Board:

/s/ Tom Kusumoto Director /s/ Tian Kusumoto Director

The accompanying notes are an integral part of these consolidated financial statements.

MERCURY PARTNERS & COMPANY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in U.S. dollars)
YEAR ENDED DECEMBER 31

	2001	2000	1999
REVENUE	$ 121,164	$ 501,813	$ 504,765
EXPENSES			
General and administrative expenses	142,639	251,988	210,998
Directors and management fees	127,842	129,222	132,774
Interest expense	12,418	68,323	60,594
	282,899	449,533	404,366
Income (loss) before other items	(161,735)	52,280	100,399
OTHER ITEMS (Note 9)	(666,883)	21,735	21,232
Net income (loss) for the year	$ (828,618)	$ 74,015	$ 121,631
Basic and diluted earnings (loss) per share	$ (0.17)	$ 0.02	$ 0.04
Weighted average number of shares outstanding	4,851,401	4,532,423	2,746,322

The accompanying notes are an integral part of these consolidated financial statements.

MERCURY PARTNERS & COMPANY INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(Expressed in U.S. dollars)

	Common Shares			Treasury Shares			
	Number of Shares	Amount	Additional Paid-in Capital	Number of Shares	Amount	Retained Earnings (Deficit)	Total
Balance at December 31, 1998	12,663,113	$ 32,001,347	$ -	(1,000)	$ (2,180)	$ (29,692,570)	$ 2,306,597
Consolidation 500:1	(12,637,787)	-	-	998	-	-	-
Subdivision 1:100	2,507,297	-	-	(198)	-	-	-
Exercise of rights (Note 15)	2,000,000	300,000	-	-	-	-	300,000
Reduction in stated capital	-	(29,692,570)	-	-	-	29,692,570	-
Net income for the year	-	-	-	-	-	121,631	121,631
Balance at December 31, 1999	4,532,623	2,608,777	-	(200)	(2,180)	121,631	2,728,228
Net income for the year	-	-	-	-	-	74,015	74,015
Balance at December 31, 2000	4,532,623	2,608,777	-	(200)	(2,180)	195,646	2,802,243
Shares issued for purchase of PMCL (Note 3)	3,681,310	849,542	-	-	-	-	849,542
Shares cancelled	(30,200)	(2,180)	-	200	2,180	-	-
Treasury shares held for cancellation (Note 3)	-	-	971,859	(2,250,219)	(1,294,050)	-	(322,191)
Loss for the year	-	-	-	-	-	(828,618)	(828,618)
Balance at December 31, 2001	8,183,733	$ 3,456,139	$ 971,859	(2,250,219)	$ (1,294,050)	$ (632,972)	$ 2,500,976

The accompanying notes are an integral part of these consolidated financial statements.

MERCURY PARTNERS & COMPANY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)
YEAR ENDED DECEMBER 31

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss) for the year	$ (828,618)	$ 74,015	$ 121,631
Items not affecting cash:			
Amortization	8,607	9,158	14,676
Write-off of loans	3,425	-	-
Write-down of marketable securities	753,858	-	-
Gain on settlement of debt	-	-	(21,232)
Excess accrual of accounts payable	(93,029)	(91,940)	-
Changes in non-cash working capital items:			
(Increase) decrease in marketable securities	205,613	(1,114,383)	(18,933)
Increase (decrease) in marketable securities sold short	66,751	(103,205)	106,814
Decrease in accounts payable and accrued liabilities	(26,236)	(129,240)	(270,623)
Increase (decrease) in due to related party	-	(50,257)	56,891
(Increase) decrease in assets held for sale	-	222,573	(222,573)
Net cash provided by (used in) operating activities	90,371	(1,183,279)	(233,349)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net proceeds from share issuances	-	-	225,166
Net cash provided by financing activities	-	-	225,166
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sale (acquisition) of capital assets	196	4,358	(45,517)
Loans, notes and receivables	(323,477)	355,930	(888,504)
Acquisition of long-term investments	(636,222)	-	-
Acquisition costs for purchase of PMCL (Note 3)	(79,099)	-	-
Cash acquired on purchase of PMCL (Note 3)	149,963	-	-
Net cash provided by (used in) investing activities	(888,639)	360,288	(934,021)

- continued -

The accompanying notes are an integral part of these consolidated financial statements.

MERCURY PARTNERS & COMPANY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)
YEAR ENDED DECEMBER 31

	2001	2000	1999
Continued...			
Decrease in cash and cash equivalents during the year	(798,268)	(822,991)	(942,204)
Cash and cash equivalents, beginning of year	1,099,651	1,922,642	2,864,846
Cash and cash equivalents, end of year	$ 301,383	$ 1,099,651	$ 1,922,642
As represented by:			
Cash	$ 301,383	$ 51,234	$ 760,759
Security deposit (Note 10)	-	1,229,811	1,829,218
Bank indebtedness (Note 10)	-	(181,394)	(667,335)
	$ 301,383	$ 1,099,651	$ 1,922,642
Cash paid during the year for:			
Interest	$ 12,418	$ 68,323	$ 56,296
Income taxes	-	-	-

Supplemental disclosure with respect to cash flows (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION AND OPERATIONS

Mercury Partners & Company Inc. (the "Company") is organized under the Yukon Business Corporations Act. On December 28, 2001, the Company amalgamated with one of its wholly-owned subsidiaries, Pacific Mercantile Company Limited (Note 3). The Company currently operates in the financial services industry, engaging in private equity and merchant banking activities and asset-based commercial lending.

2. SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which are not materially different from United States generally accepted accounting principles except as noted. Information with respect to differences between generally accepted accounting principles in Canada and the United States is provided in Note 18.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with an original maturity of three months or less.

Marketable securities

Marketable securities are recorded at the lower of cost or quoted market value.

Investments

Investments in companies over which the Company has significant influence are accounted for by the equity method, by which the original cost of the shares is adjusted for the Company's share of earnings or losses less dividends since significant influence was acquired. Investments that the Company intends to hold longer than one year are accounted for on the cost basis and reported as long-term investments. Investments are written-down to their estimated net realizable value when there is evidence of a decline in value below their carried value that is other than temporary.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Capital assets and amortization

Capital assets are recorded at cost. Amortization is provided for on a straight-line basis over the estimated useful lives of the assets as follows:

Furniture and equipment	5 years
Computer equipment	3 years
Leasehold improvements	5 years

Foreign currency translation

Financial statements of the Company's foreign subsidiaries are translated using the temporal method whereby all monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Revenues and expenses are translated at rates that approximate those in effect on transaction dates. Gains and losses arising from restatement of foreign currency financial statements are reflected in the statement of operations for the year.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings (loss) per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For earnings (loss) per share, the dilutive effect has not been presented separately as it proved to be anti-dilutive.

Stock-based compensation

The Company grants stock options pursuant to the applicable regulatory policies. No compensation expense is recognized when stock options are granted. Consideration paid for shares on the exercise of stock options is credited to capital stock.

Income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

(Expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Comparative figures

Certain comparative figures have been reclassified to conform to the current year's presentation.

3. BUSINESS COMBINATION

In June 2001, Pacific Mercantile Company Limited ("PMCL") which owned 2,250,219 common shares, or approximately 49.5% of the Company, began discussions concerning the amalgamation of the two companies.

On September 26, 2001, shareholders of the Company and PMCL approved the amalgamation of the Company, PMCL and a wholly-owned subsidiary of the Company ("Amalco") (collectively the "Amalgamation"). Under the terms of the Amalgamation, which became effective as of September 28, 2001, each common share of PMCL was exchanged for five common shares of the Company resulting in 3,681,310 shares of the Company being issued to the shareholders of PMCL. The 2,250,219 common shares of the Company owned by PMCL are held in treasury for cancellation. The carrying value of these shares was $322,191. The return to treasury resulted in a reduction of the capital stock of the Company of $1,294,050 and the difference of $971,859 being recorded as "additional paid-in capital" on the Company's balance sheet.

The acquisition of PMCL was between related parties and was accounted for by the purchase method. Since the acquisition was a non-monetary transaction between related parties, the net assets of PMCL were recorded at book values. The purchase has been recorded as follows:

Cash and cash equivalents	$ 149,963
Receivables	63,629
Loans and notes receivable	1,585
Investments in and advances to affiliated companies	617,544
Marketable securities	176,878
Capital assets	2,009
Accounts payable and accrued liabilities	(82,967)
Acquisition costs	(79,099)
Value of shares issued	$ 849,542

The consolidated balance sheet includes the accounts of the Company and PMCL. The consolidated statements of operations and cash flows include the Company's results of operations and cash flows from January 1, 2001 and PMCL's results of operations and cash flows from September 28, 2001 (date of acquisition).

4. MARKETABLE SECURITIES

Marketable securities at December 31, 2001 had an aggregate quoted market value of $394,346 (2000 - $2,257,384).

(Expressed in U.S. dollars)

5. LOANS, NOTES AND RECEIVABLES

	2001	2000
Loans and notes receivable	$ 345,638	$ 518,429
Receivables	670,344	112,287
	$ 1,015,982	$ 630,716

Included in loans and notes receivable is an outstanding convertible debenture of $200,000 (2000 - $200,000) which bears interest at 10% per annum and matures on August 23, 2004. The debenture is convertible into common shares of the borrower at the rate of CDN$11.00 per common share. The convertible debenture is secured and is subordinated to certain future senior indebtedness. Also included are several secured loans and notes receivable bearing interest at various rates totaling $145,638 (2000 - $184,969).

Included in receivables is an amount of $471,372 (2000 - $Nil) relating to the sale of Mobile Energy Systems Inc. (Note 6). The amount was collected subsequent to year end.

6. LONG-TERM INVESTMENTS

Long-term investments consist of shares of publicly traded companies which have a quoted market value at December 31, 2001 of $990,781 (2000 - $Nil).

The Company acquired a 37.5% interest in Mobile Energy Systems Inc. ("Mobile") as a result of the acquisition of PMCL (Note 3). Mobile, a private company incorporated in Alberta, was formed in 1988 by PMCL and the current management of Mobile. On December 31, 2001, the Company sold its interest in Mobile for total consideration of $471,372 (CDN$750,000) which is included in receivables at year end (Note 5). As part of the sale, the Company is to be released from its guarantees provided on behalf of Mobile (Note 12).

7. CAPITAL ASSETS

	2001			2000		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Furniture and equipment	$ 31,565	$ 19,142	$ 12,423	$ 31,611	$ 13,275	$ 18,336
Computer equipment	48,630	40,620	8,010	40,047	31,290	8,757
Leasehold improvements	3,586	3,320	266	3,586	3,186	400
	$ 83,781	$ 63,082	$ 20,699	$ 75,244	$ 47,751	$ 27,493

(Expressed in U.S. dollars)

8. MARKETABLE SECURITIES SOLD SHORT

Marketable securities sold short at December 31, 2001 had a quoted market value of $70,360 (2000 - $10,385).

9. OTHER ITEMS

	2001	2000	1999
Loss on settlement of lawsuits (Note 12)	$ (2,629)	$ (70,205)	$ -
Write-down of marketable securities	(753,858)	-	-
Write-off of loans	(3,425)	-	-
Gain on settlement of debt	-	-	21,232
Excess accrual of accounts payable	93,029	91,940	-
	$ (666,883)	$ 21,735	$ 21,232

10. BANK INDEBTEDNESS

The Company had a revolving line of credit of up to CDN$1,800,000 bearing interest at the Toronto Dominion Bank prime rate payable monthly. The amount was due on demand and was secured by a general security agreement and a security deposit. The line of credit was cancelled by the Company during 2001.

11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, loans, notes and receivables, accounts payable and accrued liabilities and marketable securities sold short. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

12. CONTINGENCIES

Environmental contingencies

The Company disposed of its minerals recovery project in 1995. In connection with this project, the Company was subject to various United States federal, state and local statutes, rules and regulations relating to environmental matters, including provisions related to mine reclamation and the discharge of materials into the environment. The Company may still be held liable for environmental clean-up costs notwithstanding indemnifications obtained from the property lessor and property owners. Currently, no environmental liabilities have been identified or accrued in these consolidated financial statements.

(Expressed in U.S. dollars)

12. CONTINGENCIES (cont'd…)

S.E.C. investigation

In August 1997, the United States Securities and Exchange Commission (the "SEC") and the British Columbia Securities Commission requested documents and information from the Company and other parties with respect to an investigation being conducted by the SEC. The Company is not named in the investigation.

Litigation

The Company has been notified of certain legal claims. However, in the opinion of management these claims are without merit and no provision has been made for them in the accounts.

During 2000, the Company was a co-defendant in a lawsuit which was settled for $70,205. No additional costs are anticipated.

Guarantees

The Company has provided an unlimited guarantee and a postponement and assignment of claim for a CDN$250,000 lease to a bank on behalf of Mobile, a company with common directors. Mobile was sold during the year and the company is to be released from its obligation (Note 6).

13. COMMITMENTS

The Company is committed to the following annual payments under a long-term lease for premises:

2002	$ 16,768
2003	19,192
2004	21,616
2005	1,818

14. RELATED PARTY TRANSACTIONS

As part of the Company's merchant banking activities, the Company usually appoints a representative to the client company's board of directors. Accordingly, such transactions are deemed to be related party transactions in nature.

The Company entered into the following transactions with related parties:

a) Paid or accrued $119,535 (2000 - $119,798; 1999 - $120,000) in management fees to private companies of the executive management of the Company.

b) Paid fees of $8,307 (2000 - $Nil; 1999 - $Nil) to independent directors of the Company.

c) Recovered rent of CDN$15,248 (2000 - $Nil; 1999 - $Nil) from an investee company with common directors.

(Expressed in U.S. dollars)

14. RELATED PARTY TRANSACTIONS (cont'd...)

d) Included in marketable securities and long-term investments is an amount of $513,972 (market value - $408,664) (2000 - $962,314) invested in public companies with common directors.

e) Recovered acquisition costs of $91,810 (2000 - $Nil; 1999 - $Nil) from an investee company with common directors for expenditures related to proxy solicitation costs.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the year ended December 31, 2001 included:

a) The Company issuing 3,681,310 common shares to acquire PMCL (Note 3).

b) The Company canceling 30,200 common shares returned to treasury with a value of $2,180.

There were no significant non-cash transactions during the year ended December 31, 2000.

The significant non-cash transaction for the year ended December 31, 1999 consisted of the Company issuing 2,000,000 shares from the exercise of rights at a price of $300,000 to a public company with common directors. Consideration consisted of $225,166 in cash and $74,834 as a reduction in an amount due to this related party.

16. INCOME TAXES

A reconciliation of income tax expense at statutory rates with the reported taxes is as follows:

	2001	2000	1999
Income (loss) before income taxes	$ (828,618)	$ 74,015	$ 121,631
Income taxes (recovery)	$ (369,564)	$ 33,766	$ 55,488
Expenses not recognized for tax purposes	44,564	-	-
Unrecognized (recognized) benefit of non-capital losses	325,000	(33,766)	(55,488)
Total income taxes	$ -	$ -	$ -

(Expressed in U.S. dollars)

16. INCOME TAXES (cont'd...)

Details of the Company's future income tax assets are as follows:

	2001	2000
Future income tax assets:		
Non-capital losses available for future periods	$ 1,016,000	$ 1,596,000
Capital assets	71,400	69,200
Other items	58,000	51,400
	1,145,400	1,716,600
Valuation allowance	(1,145,400)	(1,716,600)
	$ -	$ -

The Company has non-capital losses of approximately $2,280,000 available to reduce future years taxable income which expire from 2002 to 2008. The Company also has net capital losses of approximately $8,075,000 which can be carried forward indefinitely and applied against future years taxable capital gains.

The tax benefits of these losses have not been recognized in these consolidated financial statements because of uncertainty regarding realizability.

17. SEGMENTED INFORMATION

The Company operates primarily in one business segment in Canada.

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these consolidated financial statements also comply, in all material respects, with accounting principles generally accepted in the United States ("U.S. GAAP").

a) Stock-based compensation

Under Canadian GAAP, the Company is not required to record the effect of employee stock-based compensation in the consolidated financial statements.

Under U.S. GAAP, the Company follows the intrinsic value method whereby compensation cost is the excess, if any, of the quoted market value of the stock at grant date over the amount an employee or director must pay to acquire the stock. As the exercise prices of options granted by the Company to employees and directors approximate market value at the grant date, the Company has determined that this accounting policy does not result in a Canadian/US GAAP difference.

(Expressed in U.S. dollars)

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

a) Stock-based compensation (cont'd...)

During the years ended December 31,2001, 2000 and 1999, no stock options were granted, exercised, forfeited or cancelled.

The following is a summary of the status of stock options outstanding at December 31, 2001:

	Outstanding Options			Exercisable Options	
Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$1.25	120,000	3	$ 1.25	120,000	$ 1.25

b) Marketable securities

Under Canadian GAAP, the Company's marketable securities are recorded at the lower of cost or quoted market value. Long-term investments are recorded at cost and only written-down when there is evidence of a decline in value below carried value that is other than temporary. For U.S. GAAP purposes, these investments are classified into available-for-sale or trading securities stated at fair market values. Any unrealized holding gains or losses are to be reported as a separate component of shareholders' equity as other comprehensive income until realized for available-for-sale securities and included in earnings for trading securities.

At December 31, 2001, the Company had unrealized holding gains, net of unrealized holding losses, of $Nil (2000 - $1,080,445; 1999 - $39,287) on marketable securities which would be classified as trading securities under U.S. GAAP and unrealized holding gains, net of unrealized holding losses, of $59,206 (2000 - $Nil; 1999 - $Nil) on long-term investments which would be classified as available-for-sale securities under U.S. GAAP.

c) Comprehensive income

U.S. GAAP establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses). The purpose of reporting comprehensive income is to present a measure of all changes in shareholders' equity that result from recognized transactions and other economic events of the year, other than transactions with owners in their capacity as owners.

(Expressed in U.S. dollars)

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

c) Comprehensive income (cont'd...)

Comprehensive income (loss) is as follows:

	2001	2000	1999
Income (loss) under U.S. GAAP	$ (828,618)	$ 1,154,460	$ 160,918
Other comprehensive income:			
Unrealized gain on investments	59,206	-	-
Comprehensive income (loss) under U.S. GAAP	$ (769,412)	$ 1,154,460	$ 160,918

A reconciliation of the balance sheet, statement of operations and cash flow information under United States GAAP is as follows:

	2001	2000
Balance sheets		
Total assets, Canadian GAAP	$ 2,663,985	$ 2,934,799
Unrealized holding gains net of losses	59,206	1,087,221
Total assets, U.S. GAAP	$ 2,723,191	$ 4,022,020
Total liabilities, Canadian GAAP	$ 163,009	$ 132,556
Unrealized holding losses	-	6,776
Total liabilities, US GAAP	163,009	139,332
Shareholders' equity, Canadian GAAP	2,500,976	2,802,243
Unrealized holding gains, net of losses	59,206	-
Adjustment to income (loss)	-	1,080,445
Shareholders' equity, U.S. GAAP	2,560,182	3,882,688
Shareholders' equity and liabilities, U.S. GAAP	$ 2,723,191	$ 4,022,020

(Expressed in U.S. dollars)

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

	2001	2000	1999
Statements of operations			
Income (loss) under Canadian GAAP	$ (828,618)	$ 74,015	$ 121,631
Unrealized holding gains net of losses	-	1,080,445	39,287
Income (loss) under U.S. GAAP	$ (828,618)	$ 1,154,460	$ 160,918
Basic and diluted income (loss) per share in accordance with U.S. GAAP	$ (0.17)	$ 0.25	$ 0.06

There is no impact on cash flows as the adjustments to carrying values of marketable securities and long term investments required under U.S. GAAP comprise unrealized gains and losses.

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: **MERCURY PARTNERS & COMPANY INC.**

By: ______________________

TOM S. KUSUMOTO, PRESIDENT

Date: May 27, 2002